AB 3/29/06


06006965



SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C.
209 SECTION

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...OMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solaris Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 South Rosemary Avenue, Suite 203
(No. and Street)

West Palm Beach (City) Fl (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond Giovanniello, CPA 516-887-8414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Giovanniello, Raymond
(Name – *if individual, state last, first, middle name*)

100 Merrick Rd, 206W (Address) Rockville Centre (City) NY (State) 11570 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solaris Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public, STATE OF TEXAS



KEITH FIFE
MY COMMISSION EXPIRES
January 19, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLARIS SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

SOLARIS SECURITIES, INC.

TABLE OF CONTENTS

RAYMOND GIOVANNIELLO, CPA
Certified Public Accountant

100 Merrick Road, Suite 206 West, Rockville Centre, NY 11570
516-887-8414 **Fax 887-0574**

Board of Directors
Solaris Securities, Inc.

We have audited the accompanying statement of financial condition of Solaris Securities, Inc. as of December 31, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Solaris Securities, Inc. as of December 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America..

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



RAYMOND GIOVANNIELLO, CPA
Rockville Centre, New York 11570
February, 25 2006

SOLARIS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash (Note 2)	$39,161
Deposits with clearing organizations	38,829
Receivable from broker-dealer and clearing organizations	133,046
Security deposit	4,769
Warrants owned	3,300
Furniture and equipment at cost, less accumulated depreciation of $25,097 (Note 2)	6,464
Total assets	$225,569

COMMITMENTS AND CONTINGENT LIABILITIES (Note 3)

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$9,892
Payable to broker-dealers and clearing organizations	106,393
Total liabilities	116,285
Stockholders' equity:	
Common stock, no par value, 13,800 shares issued and 100,000 authorized shares outstanding.	108,000
Paid in capital	216,948
Retained deficit	(215,664)
Total stockholders' equity	109,284
Total liabilities and stockholders' equity	$225,569

The accompanying notes are an integral part of these financial statements

SOLARIS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$1,221,055
Interest	7,107
Administrative	36,748
Total revenues	1,264,910
Expenses:	
Commissions, execution and clearing costs	521,476
Communications and data processing	51,970
Occupancy	26,602
Other expenses	609,339
Total expenses	1,209,387
Net income before income taxes	55,523
Provision for income taxes	232
Net income	$55,291

The accompanying notes are an integral part of these financial statements

SOLARIS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid in Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2005	$108,000	$216,948	($270,955)	$53,993
Net income			55,291	55,291
Balance, December 31, 2005	$108,000	$216,948	($215,664)	$109,284

The accompanying notes are an integral part of these financial statements

SOLARIS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$55,291
Adjustment to reconcile net income to cash provided by operating activities:	
Depreciation	6,312
(Increase) decrease in assets:	
Deposit - clearing broker	(10,663)
Receivable from broker-dealer and clearing organizations	(119,885)
Security deposit	(4,769)
Increase (decrease) in liabilities	
Accounts payable	(37,834)
Payable to broker-dealers and clearing organizations	106,393
Net cash used by operating activities	(5,155)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(1,614)
Net cash used by investing activities	(1,614)
NET DECREASE IN CASH	(6,769)
CASH, January 1, 2005 (Note 2)	45,930
CASH, December 31, 2005 (Note 2)	$39,161

The accompanying notes are an integral part of these financial statements

1. **Nature of Business**

Solaris Securities, Inc. (the "Company") was incorporated in the State of Washington on March 26, 1993. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). On April 24, 2002, the Company's name Sound Investment Services, Inc. was amended with the State of Washington to Solaris Securities, Inc.

The Company claims an exemption from SEC Rule 15c3-3 based on Section (k) (2) (ii) that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is Penson Financial Services, Inc.

2. **Summary of Significant Accounting Policies**

Basis of presentation - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

Revenue recognition – Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Income taxes – The Company has elected to be taxed as an "S" Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of a subchapter S corporation are taxed on their proportionate share of the Company's income taxes

Depreciation – Depreciation is provided on a straight line basis using estimated useful lives of three to seven years.

Estimates – The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Statement of cash flows – For purposes of the Statement of Cash Flows, The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

3. Commitment and Contingent Liabilities

The Company has an operating lease in West Palm Beach, Florida that expires in 2008. Monthly rentals are $2,384 for the current year, with yearly cost of living adjustment. In October 2005, the Company sublet its space on a month to month basis at $2,384 rent per month.

For the year ended December 31, 2005 the total annual rent for the Company's facilities was $26,602.

Future commitments under all leases are as follows:

2006	$ 29,685
2007	31,170
2008	7,886

4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net Capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $59,811 which was $52,059 in excess of its required net capital of $7,752. The Company's net capital ratio was 1.94 to 1.

SOLARIS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net capital	
Total stockholders' equity	$109,284
Less non-allowable assets:	
Receivable from broker-dealer and clearing organizations-non current	34,940
Security deposit	4,769
Warrants owned	3,300
Furniture, equipment and leasehold improvements	6,464
Total non-allowable assets	49,473
Net capital	$59,811
Aggregate indebtedness:	
Accounts payable and accrued expenses	$9,892
Payable to broker-dealers and clearing organizations	106,393
Total aggregate indebtedness	$116,285
Computation of basic net capital requirement:	
Minimum net capital required	$7,752
Excess net capital at 1000% percent	$48,183
Ratio: aggregate indebtedness to net capital	1.94 TO 1
Reconciliation with compnay's computation (included in part IIA of form X-17A-5(a) as of December 31, 2005):	
Net capital, as reported in Company's Part II(unaudited) FOCUS report	$108,586
Unallowable assets erroneously reported as allowable:	
Receivable from broker-dealer and clearing organizations	(34,940)
Audit adjustments assets-increase(decrease):	
Cash	22
Receivable from broker-dealer and clearing organizations	(35,438)
Audit adjustments liabilities-(increase)decrease:	
Accounts payable and accrued expenses	21,581
Net capital per above	$59,811

The accompanying notes are an integral part of these financial statements

RAYMOND GIOVANNIELLO, CPA
Certified Public Accountant

100 Merrick Road, Suite 206 West, Rockville Centre, NY 11570
516-887-8414 Fax 887-0574

Board of Directors
Solaris Securities, Inc.

Gentlemen:

In planning and performing our audit of the financial statements of Solaris Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, procedures and practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use and disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in a normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



RAYMOND GIOVANNIELLO CPA
Rockville Centre, NY
February 25, 2006